POINTS INTERNATIONAL LTD.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MAY 9, 2019

Report on Voting Results

Following the Annual and Special Meeting of Shareholders of Points International Ltd. (the “Company”) held on May 9, 2019 (the “Meeting”) the following voting results were obtained at the Meeting:

Items Voted Upon	Voting Result
1. Election of Directors.		Number of Shares For	Number of Shares Withheld
	David Adams	7,306,078	57,651
	Leontine Atkins	7,299,066	64,663
	Christopher Barnard	7,118,656	245,073
	Michael Beckerman	7,212,437	151,292
	Douglas Carty	7,114,518	249,211
	Bruce Croxon	7,118,656	245,073
	Robert MacLean	7,116,481	247,248
	Jane Skoblo	7,296,997	66,732
	John Thompson	7,111,343	252,386
2. Ordinary resolution approving	Number of Shares For	Number of Shares Against
unallocated options under the	3,716,939	3,646,790
Company’s stock option plan for the
ensuing three years.
3. Appointment of KPMG LLP as	Number of Shares For	Number of Shares Withheld
Auditors of the Company.	10,713,508	153,605

All resolutions put to the Meeting were passed. As a vote for the appointment of the auditors was taken by a show of hands, the number of votes disclosed reflects only those proxies received by management in advance of the meeting.

(s) Charles Whitburn
Vice President & General Counsel
Points International Ltd.